UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2026

Commission File

Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street, Toronto,

Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

The information contained in Exhibit 99.3 of this Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-10 of Thomson Reuters Corporation (File No. 333-285907) and (ii) the Registration Statement on Form F-3 of TR Finance LLC, West Publishing Corporation, Thomson Reuters (Tax & Accounting) Inc. and Thomson Reuters Applications Inc. (File Nos. 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Deputy Company Secretary

Date: February 25, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated February 25, 2026 – Thomson Reuters Announces New US$600 Million Share Repurchase Program and US$605 Million Return of Capital and Share Consolidation Transactions

99.2	Notification of Meeting and Record Date as filed with the Canadian securities regulatory authorities and others on February 25, 2026

99.3	Material Change Report: US$600 Million Share Repurchase Program and US$605 Million Return of Capital and Share Consolidation Transactions